December 17, 2008

Susann Reilly, Esq. — Mail Stop 3561

Office of Beverages, Apparel

and Health Care Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bio-Reference Laboratories, Inc. (“BRLI”)
Form 10-K for Fiscal Year Ended October 31, 2007
Schedule 14A for July 17, 2008 Annual Meeting
of Stockholders

Dear Ms. Reilly,

                In accordance with your telephone conversation of December 17, 2008, with BRLI’s counsel, Roger Tolins, Esq., BRLI hereby respectfully requests an extension of time until the first full week of January 2009 for BRLI to file its response to the staff’s comment letter dated December 5, 2008. The reason for this request is the unavailability of persons involved in preparation of the response during the next two weeks.

Very truly yours,
Bio-Reference Laboratories, Inc.

By	/S/ Sam Singer
Sam Singer
Senior Vice President
Chief Financial Officer